ARC Group Worldwide, Inc.

March 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	ARC Group Worldwide, Inc.
Registration Statement on Form S-1 (File No. 333-200666)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the general Rules and Regulations under the Securities Act of 1933, as amended, ARC Group Worldwide, Inc. (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement so that such Registration Statement will become effective at 4:00 p.m., Eastern Time on April 1, 2015, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In making the foregoing request, we hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

The Company requests that it be notified of such effectiveness by a telephone call to Travis L. Gering, our counsel at Wuersch & Gering LLP, at (212) 509-4723.

ARC Group Worldwide, Inc.

By:	/s/ Drew M. Kelley
	Name:	Drew M. Kelley
	Title:	Chief Financial Officer